11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No.1

                    Under the Securities Exchange Act of 1934

                             GULFMARK OFFSHORE, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    402629109
                                 (CUSIP Number)

                               Jeffrey A Welikson
                       Senior Vice President and Secretary
                          Lehman Brothers Holdings Inc.
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 526-0858

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  See Item 5(a)

                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE



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                                                                               2

CUSIP No.
402629109

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325

2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
     2,030,226

8)  Shared Voting Power
     -0-

9)  Sole Dispositive Power
     2,030,226

10) Shared Dispositive Power
      -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,030,226


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                                                                               3

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       [ ]

13) Percent of Class Represented by Amount in Row 9
      24.76%


14) Type of Reporting Person
      HC/CO


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                                                                               4

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2002


LEHMAN BROTHERS HOLDINGS INC.

By:  /s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President


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                                                                               5

Schedule 13D

Item 1.  Security and Issuer


This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of GulfMark Offshore, Inc., a Delaware corporation ("GulfMark Offshore"). The address of the principal executive offices of Gulfmark Offshore is 4400 Post Oak Parkway, Suite 1170, Houston, Texas 77027-3414.


Item 2.  Identity and Background

This statement is filed on behalf of Lehman Brothers Holdings Inc., Delaware corporation ("Holdings"), 399 Park Avenue, New York, New York 10022.

 Holdings is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers.

The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Person are set forth in Appendix A hereto.

The Reporting Person, nor to the best knowledge of the Reporting Person or any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

See Item 4.

Item 4.  Purpose of Transaction

Pursuant to an Agreement and Plan of Merger dated December 5, 1996 among Energy Ventures, Inc., a Delaware corporation ("EVI"), GulfMark Acquisition Co., a Delaware corporation ("Sub"), GulfMark International, Inc., a Delaware corporation ("GulfMark"), and GulfMark Offshore, Inc., upon the merger of Sub, a wholly owned subsidiary of EVI, with and into GulfMark, each outstanding share of GulfMark Common Stock was exchanged for .6693 shares of EVI Common Stock.


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                                                                               6
Prior to the Merger, Holdings owned 1,015,113 shares of Common Stock of GulfMark. As a result of the Merger on May 1, 1997, Holdings acquired 679,618 shares of the Common Stock of EVI.

Prior to the Merger, as a means of permitting EVI to acquire GulfMark, without the marine transportation services business and all liabilities associated with such assets, EVI, GulfMark and GulfMark Offshore, a wholly-owned subsidiary of GulfMark, entered into a Agreement and Plan of Distribution dated as of December 5, 1996.
Pursuant to the Agreement and Plan of Distribution, the assets and certain other GulfMark subsidiaries stock were contributed by GulfMark to GulfMark Offshore, in consideration for the issuance by GulfMark Offshore to GulfMark of additional shares of GulfMark Offshore Common Stock. As a result of this Spin-Off on April 30, 1997, GulfMark distributed to its stockholders all of the outstanding stock of GulfMark Offshore on the basis of 2 shares of GulfMark Offshore for each share of GulfMark Common Stock. As a result of the Distribution, Holdings acquired 2,030,226 shares of the GulfMark Offshore and control of the company.

Holdings intends to continually evaluate EVI's business, prospects, financial condition, the market for the Shares, other opportunities available to Holdings, general economic conditions, money and stock market conditions and other factors and future developments which Holdings may deem relevant from time to time. Depending on same factors, Holdings may decide, subject to the below referenced agreement, to sell all or part of the shares it holds. Any such acquisition or disposition of Shares may be effected through open market or privately negotiated transactions, or otherwise.

Except as set forth in this Item 4, Holdings does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

In connection with the Distribution and Merger, Holdings agreed that it will not for a period of one (1) year, sell, exchange, transfer by gift or otherwise dispose, of any GulfMark Common Stock, GulfMark Offshore Common Stock or EVI Common Stock received in the Merger.

Item 5.  Interest in Securities of the Issuer


(a) See Item 4. According to the Issuer's quarterly report filed on Form 10Q for the quarter ended September 30, 2001, the number of shares of Common Stock outstanding was 8,199,137 as of November 7, 2001. Accordingly, the percentage of the Common Stock beneficially owned by the Reporting Persons as of that date was as indicated in Item 13 of the cover page. Since the filing of the Reporting Persons' Schedule 13D on May 13, 1997 (the "Original 13D") there has been no change to the number of the Issuer's shares of Common Stock beneficially owned by the Reporting Person.


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                                                                               7
(b)      See Item 4.

(c)      None.

(d) Neither the Reporting Person nor, to its knowledge, or any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

(e)      Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Two Managing Directors of LBI are members of the Board of Directors of GulfMark offshore: David J. Butters and Robert B. Millard.

See Item 4.

Item 7.  Material to be Filed as Exhibits.

Agreement and Plan of Merger, dated as of December 5, 1996, among EVI, GulfMark, Sub and GulfMark Offshore (Incorporated by reference to Exhibit 2.2 to Form 8K, File No. 0-7265, filed December 26, 1996)


Agreement and Plan of Distribution, dated as of dated as of December 5, 1996, among EVI, GulfMark and GulfMark Offshore (Incorporated by reference to Exhibit
2.3 to Form 8K, File No. 0-7265, filed December 26, 1996)

Letter Agreement, dated March 14, 1997 (Previously filed with the Original 13D).


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                                   APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                                 Lehman Brothers Holdings Inc.
Private Investor and former                        399 Park Avenue
President and Chief Executive                      New York, New York 10022
Officer of Sotheby's Holdings

John F. Akers                                      Lehman Brothers Holdings Inc.
Retired Chairman of                                399 Park Avenue
International Business Machines                    New York, New York 10022
Corporation

Roger S. Berlind                                   Lehman Brothers Holdings Inc.
Theatrical Producer                                399 Park Avenue
                                                   New York, New York 10022

Thomas H. Cruikshank                               Lehman Brothers Holdings Inc.
Retired Chairman and Chief                         399 Park Avenue
Executive Officer of Halliburton                   New York, New York 10022
Company

Richard S. Fuld, Jr.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive                       399 Park Avenue
Officer of                                         New York, NY 10285
Lehman Brothers Holdings Inc.

Henry Kaufman                                      Lehman Brothers Holdings Inc.
President of Henry Kaufman &                       399 Park Avenue
Company, Inc.                                      New York, NY 10285

John D. Macomber                                   Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                  399 Park Avenue
                                                   New York, NY 10285

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                                                                               9
Dina Merrill                                       Lehman Brothers Holdings Inc.
Director and Vice                                  399 Park Avenue
Chairman of RKO Pictures, Inc.                     New York, NY 10285
and actress


All of the above individuals are citizens of the United States.


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                                                                              10

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                            BUSINESS ADDRESS

Richard S. Fuld, Jr.                               Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               399 Park Avenue
of Lehman Brothers Holdings Inc.                   New York, NY 10285

David Goldfarb                                     Lehman Brothers Holdings Inc.
Chief Financial Officer                            399 Park Avenue
                                                   New York, New York 10022

Joseph M. Gregory                                  Lehman Brothers Holdings Inc.
Chief Administrative Officer                       399 Park Avenue
                                                   New York, New York 10022

Jeremy M. Isaacs                                   Lehman Brothers Holdings Inc.
Chief Executive Officer-                           One Broadgate London
Europe and Asia                                    EC2M7HA
                                                   United Kingdom

Bradley H. Jack                                    Lehman Brothers Holdings Inc.
Head of Investment Banking                         399 Park Avenue
Division                                           New York, New York 10022

Jeffrey Vanderbeek                                 Lehman Brothers Holdings Inc.
Head of Capital Markets Division                   399 Park Avenue
                                                   New York, New York 10022

All of the above individuals are citizens of the United States, except Mr. Isaacs, who is a citizen of the United Kingdom.


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